Exhibit 99.2
Shanda Games Announces Special Cash Dividend
Hong Kong, China — November 28, 2011 — Shanda Games Limited (Nasdaq: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, today announced that its board of directors declared a special one-time cash dividend of US$0.51 per Class A or Class B ordinary share, or US$1.02 per American Depositary Share (“ADS”).
Record holders of the Company’s Class A and Class B ordinary shares at the close of business on December 20, 2011 (the “Record Date”) will be entitled to receive the special dividend. Holders of the Company’s ADSs, each representing two Class A ordinary shares, as of the Record Date will be entitled to the special dividend. JPMorgan Chase & Co., depositary bank for Shanda Games’ ADR program, expects to pay out dividends to ADS holders on or at around January 20, 2012. The actual dividend distribution date may change, depending on whether the Company is able to obtain the relevant regulatory approvals in China in a timely manner. The Company plans to issue another press release informing the market should there be any change to the scheduled dividend distribution date. The total amount of cash to be distributed for the special dividend is expected to be approximately US$285 million.
“As our current cash position exceeds the Company’s short-term needs and we continue to generate strong free cash flow from operations, we are happy to announce this special dividend in an effort to return value to shareholders,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “We intend to continue to make investments in our businesses and maintain our position as a leading innovator in the industry. We are confident in our long-term growth potential and ongoing ability to increase shareholder value.”
As of September 30, 2011, the Company had RMB3,710.4 million (US$583.9 million) in cash and cash equivalents, short-term investments, restricted cash and time deposits, net of loans. The Company generated RMB1,745.3 million (US$274.6 million) in cash flow from operations on revenues of RMB4,504.7 million (US$708.9 million) in fiscal year 2010, the most recent year for which financial results have been reported.
Currency Convenience Translation
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.3549 to US$1.00 as published by the People’s Bank of China on September 30, 2011. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.
Contact
For Investors:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com
For Media:
Pamela Leung
Fleishman-Hillard
Phone: +852-2530-2675
Email: Pamela.Leung@fleishman.com